UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 9, 2010

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

8 December 2010

Trading in Novo Nordisk shares by board members, executives and associated persons on 7 December

In accordance with Section 28a of the Danish Securities Trading Act, Novo Nordisk is required on a daily basis to publish trading in Novo Nordisk shares by the company’s board members, executives and their associated persons as reported by those persons to Novo Nordisk.

Please find below a statement of such trading in shares issued by Novo Nordisk.

This reporting relates to shares purchased under the general employee share saving programme as described in the financial statement for 2009 issued on 2 February 2010. The binding offer to the employees was made on 20 November 2009, and the period in which the employees could accept the offer was 23 November – 4 December 2009. The savings made by the employees were converted into Novo Nordisk B shares at the market price on 7 December 2010.

Company Announcement no 67 / 2010				Page 1 of 7

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR Number: 24256790

Name	Ulrik Hjulmand-Lassen
Reason for reporting	Member of the Board of Directors
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of shares
Date of transaction	7 December 2010
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	39 shares
Total value of transaction	DKK 22,743

Name	Anne Marie Kverneland
Reason for reporting	Member of the Board of Directors
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of shares
Date of transaction	7 December 2010
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	39 shares
Total value of transaction	DKK 22,743

Company Announcement no 67 / 2010				Page 2 of 7

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR Number: 24256790

Name	Søren Thuesen Pedersen
Reason for reporting	Member of the Board of Directors
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of shares
Date of transaction	7 December 2010
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	39 shares
Total value of transaction	DKK 22,743

Name	Stig Strøbæk
Reason for reporting	Member of the Board of Directors
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of Shares
Date of transaction	7 December 2010
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	20 shares
Total value of transaction	DKK 11,663

Company Announcement no 67 / 2010				Page 3 of 7

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR Number: 24256790

Name	Jesper Brandgaard
Reason for reporting	Chief Financial Officer
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of Shares
Date of transaction	7 December 2010
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	39 shares
Total value of transaction	DKK 22,743

Name	Lise Kingo
Reason for reporting	Chief of Staffs
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of Shares
Date of transaction	7 December 2010
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	39 shares
Total value of transaction	DKK 22,743

Company Announcement no 67 / 2010				Page 4 of 7

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR Number: 24256790

Name	Kåre Schultz
Reason for reporting	Chief Operating Officer
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of Shares
Date of transaction	7 December 2010
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	39 shares
Total value of transaction	DKK 22,743

Name	Mads Krogsgaard
Reason for reporting	Chief Science Officer
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of Shares
Date of transaction	7 December 2010
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	39 shares
Total value of transaction	DKK 22,743

Definitions and background information:

Publication
Publication shall take place the day after Novo Nordisk receives sufficient information on the trading. Publication is only required when the total amount of transactions of a specific board member/executive and his/her associated persons in any one calendar year has reached 5,000 euros.

Who are board members, executives and associated persons?
Board members and executives are members of the Board of Directors and Executive Management, respectively, of Novo Nordisk A/S. Associated persons are defined as the following persons associated to a board member/executive: 1) spouse or cohabitant, 2) children under the age of 18 years, 3) relatives defined as brothers, sisters, parents,

Company Announcement no 67 / 2010				Page 5 of 7

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR Number: 24256790

grandparents etc, children, grandchildren etc who have shared the same household with a board member/executive for at least one year, and 4) any legal person, including a company, a foundation or a partnership, which is controlled directly or indirectly by a board member/executive and/or a person mentioned in 1)–3), or to which a board member/executive and/or a person mentioned in 1)–3) has managerial responsibilities or economic interests substantially equivalent to the legal person.

What is trading/transaction?
Trading is any kind of transaction, including shares purchased or otherwise acquired, shares sold or otherwise disposed, gifts, mortgages and grants and exercise of options, but not heritage.

What is financial instrument and ID code?
Financial instrument includes shares listed on the NASDAQ OMX Copenhagen and ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US-based employees. The ID code is the code (ISIN DK006010261) of the Novo Nordisk share on the NASDAQ OMX Copenhagen or the code (NVO) on New York Stock Exchange.

What is date and place of transaction?
Date of transaction is the actual transaction date. The place of transaction is the actual place of transaction, ie NASDAQ OMX Copenhagen or New York Stock Exchange.

What is volume and value of transaction?
The volume of transaction is the number of shares (of DKK 1 nominal value) or other financial instruments traded. The transaction value is the number of shares traded multiplied by the transaction price. The exchange rate of the Danish Central Bank (Nationalbanken) on the date of transaction is used for calculating the transaction value in DKK in case of ADRs listed on New York Stock Exchange.

Novo Nordisk is a global healthcare company with 87 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs more than 29,300 employees in 76 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on the NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Company Announcement no 67 / 2010				Page 6 of 7

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR Number: 24256790

Further information:

Media:	Investors:

Anne Margrethe Hauge Tel: (+45) 4442 3450 amhg@novonordisk.com	Klaus Bülow Davidsen Tel: (+45) 4442 3176 klda@novonordisk.com

Kasper Roseeuw Poulsen Tel: (+45) 4442 4471 krop@novonordisk.com

Jannick Lindegaard Tel: (+45) 4442 4765 jlis@novonordisk.com

In North America: Ken Inchausti Tel: (+1) 267-809-7552 kiau@novonordisk.com	In North America: Hans Rommer Tel: (+1) 609 919 7937 hrmm@novonordisk.com

Company Announcement no 67 / 2010				Page 7 of 7

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR Number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: December 9, 2010	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer